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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                       SPELLING ENTERTAINMENT GROUP INC.

                                (Name of Issuer)
                           --------------------------

                       SPELLING ENTERTAINMENT GROUP INC.

                             VSEG ACQUISITION INC.

                           VIACOM INTERNATIONAL INC.

                                  VIACOM INC.

                      (Name of Person(s) Filing Statement)
                           --------------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)
                           --------------------------

                                     847807

                     (CUSIP Number of Class of Securities)
                           --------------------------

               MICHAEL D. FRICKLAS, ESQ.                                   SALLY SUCHIL, ESQ.
                 VSEG ACQUISITION INC.                              SPELLING ENTERTAINMENT GROUP INC.
               VIACOM INTERNATIONAL INC                                  5700 WILSHIRE BOULEVARD
                      VIACOM INC.                                      LOS ANGELES, CA 90036-3659
                     1515 BROADWAY                                           (323) 965-5700
                  NEW YORK, NY 10036
                    (212) 258-6000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)
                           --------------------------

                                WITH COPIES TO:

            CREIGHTON O'M. CONDON, ESQ.                              ROBERT B. PINCUS, ESQ.
                Shearman & Sterling                           Skadden, Arps, Slate, Meagher & Flom
                599 Lexington Avenue                             One Rodney Square, 7(th) Floor
                 New York, NY 10022                                   Wilmington, DE 19801
                   (212) 848-4000                                        (302) 651-3000

                            ------------------------

This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / /  The filing of a registration statement under the Securities Act of 1933.

c. /X/  A tender offer.

d. / /  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

                           CALCULATION OF FILING FEE

                     TRANSACTION VALUATION                                            AMOUNT OF FILING FEE
                         $250,662,468                                                      $50,133.00

  * Calculated by multiplying $9.75, the per share tender offer price, by 25,708,971, the sum of the 18,081,798 shares of currently outstanding Common Stock sought in the tender offer and the 7,627,173 shares of Common Stock subject to options that will be vested as of the Effective Time of the Merger, each as defined herein.

 ** Calculated as 1/50 of 1% of the transaction value.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50,133.00                   Filing Party:VSEG Acquisition Inc., Viacom
Form or Registration No.: Schedule 14D-1/13D                      International Inc. and Viacom Inc.
                                                     Date Filed: May 21, 1999

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
                                  INTRODUCTION

    This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Viacom International Inc., a Delaware corporation ("Parent"), (ii) VSEG Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, (iii) Viacom Inc., a Delaware corporation ("Viacom"), and (iv) Spelling Entertainment Group Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by Purchaser for all issued and outstanding shares (the "Shares") of common stock, $0.001 par value, of the Company not already owned by Parent or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. Parent is a wholly owned subsidiary of Viacom Inc.

    The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser (the "Schedule 14D-1") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.

    The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, the information concerning the background of the transactions, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Purchaser, Parent, and Viacom take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Purchaser, Parent and Viacom was supplied by Purchaser, Parent and Viacom. The Company takes no responsibility for the accuracy of such information.

                             CROSS REFERENCE SHEET

ITEM IN                                                                                        WHERE LOCATED IN
SCHEDULE 13E-3                                                                                  SCHEDULE 14D-1
-------------------------------------------------------------------------------------------  ---------------------
Item 1(a)..................................................................................              Item 1(a)
Item 1(b)..................................................................................              Item 1(b)
Item 1(c)..................................................................................              Item 1(c)
Item 1(d)..................................................................................                      *
Item 1(e)..................................................................................                      *
Item 1(f)..................................................................................                      *
Item 2(a)..................................................................................              Item 2(a)
Item 2(b)..................................................................................              Item 2(b)
Item 2(c)..................................................................................              Item 2(c)
Item 2(d)..................................................................................              Item 2(d)
Item 2(e)..................................................................................              Item 2(e)
Item 2(f)..................................................................................              Item 2(f)
Item 2(g)..................................................................................              Item 2(g)
Item 3(a)..................................................................................     Item 3(a) and 3(b)
Item 3(b)..................................................................................              Item 3(b)
Item 4.....................................................................................                      *
Item 5.....................................................................................                 Item 5
Item 6(a)..................................................................................              Item 4(a)
Item 6(b)..................................................................................                      *
Item 6(c)..................................................................................              Item 4(b)
Item 6(d)..................................................................................                      *
Item 7(a)..................................................................................                 Item 5
Item 7(b)..................................................................................                      *
Item 7(c)..................................................................................                      *
Item 7(d)..................................................................................                      *
Item 8.....................................................................................                      *
Item 9.....................................................................................                      *
Item 10(a).................................................................................              Item 6(a)
Item 10(b).................................................................................                      *
Item 11....................................................................................                 Item 7
Item 12(a).................................................................................                      *
Item 12(b).................................................................................                      *
Item 13....................................................................................                      *
Item 14....................................................................................                      *
Item 15(a).................................................................................                      *
Item 15(b).................................................................................                 Item 8
Item 16....................................................................................             Item 10(f)
Item 17....................................................................................                Item 11

*   The Item is located in the Schedule 13E-3 only.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

    (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 6. Price Range of Shares; Dividends" is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Beneficial Ownership of Common Stock" and "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser, Parent and Viacom" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is being filed by Purchaser, Parent, Viacom and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference as to Purchaser, Parent and Viacom. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser, Parent, Viacom and the Company, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Parent, Purchaser, Viacom Inc. and the Company is set forth under "INTRODUCTION," "THE TENDER OFFER--Section 8. Certain Information Concerning Purchaser, Parent and Viacom" and in Schedule I of the Offer to Purchase and is incorporated herein by reference.

    (e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Purchaser, Parent and Viacom. During the last five years, none of Purchaser, Parent, Viacom or the Company, nor, to the best knowledge of Purchaser, Parent, Viacom or the Company, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--The Merger Agreement," "THE TENDER OFFER--Section
1. Terms of the Offer; Expiration Date," "THE TENDER OFFER--Section 2. Acceptance for Payment and Payment for Shares," "THE TENDER OFFER--Section 3. Procedures for Accepting the Offer and Tendering Shares," "THE TENDER OFFER--Section 4. Withdrawal Rights," "THE TENDER OFFER--Section 12. Certain Conditions of the Offer" and "THE TENDER OFFER--Section 15. Miscellaneous" is incorporated herein by reference.

    (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference.

    (f)-(g) The response to Item 5(f)-(g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

    (a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase in "SPECIAL FACTORS--Fees and Expenses" and "THE TENDER OFFER--Section 14. Solicitation Fees and Expenses" is incorporated herein by reference.

    (c) Not applicable.

    (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger" is incorporated herein by reference.

    (c)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendation of the Company's Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "THE TENDER OFFER--Section 5. Certain U.S. Federal Income Tax Consequences" and "THE TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares, the NYSE, the PE and the Exchange Act Registration" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendation of the Company's Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Position of Viacom Regarding Fairness of the Offer and the Merger," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger" is incorporated herein by reference.

    (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL
FACTORS--Recommendation of the Company's Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of Lazard Freres," "SPECIAL FACTORS--Position of Viacom Regarding Fairness of the Offer and the Merger" and in Schedule II is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The response to Item 6(a) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The response to Item 7 of the Schedule 14D-1 and the information set forth in the Offer to Purchase.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE OFFER AND THE MERGER.

    (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendation of the Company's Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS--Beneficial Ownership of Common Stock" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE OFFER AND THE MERGER.

    (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Rights of Stockholders in the Offer and Merger," "SPECIAL FACTORS--The Merger Agreement" and in Schedule III is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

    (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER--Section 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended December 31, 1997 and December 31, 1998, and the Company's unaudited financial statements for the three-month periods ended March 31, 1998 and March 31, 1999, are attached to the Offer to Purchase as Schedules IV and V thereto, respectively.

    (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS--Background of the Offer and the Merger," and "SPECIAL FACTORS--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger" is incorporated herein by reference.

    (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    (a) Not applicable.

    (b)(1) Opinion of Lazard Freres & Co. L.L.C. dated May 14, 1999 (attached as
Schedule II to the Offer to Purchase).*

    (b)(2) Presentation of Lazard Freres & Co. L.L.C. dated May 14, 1999.

    (c)(1) Agreement and Plan of Merger, dated as of May 17, 1999, among Parent, Purchaser and the Company.*

    (c)(2) Form of Optionholder Agreement dated May 16, 1999 between Parent and various holders of Options.*

    (d)(1) Form of Offer to Purchase dated May 21, 1999.*

    (d)(2) Form of Letter of Transmittal.*

    (d)(3) Form of Notice of Guaranteed Delivery.*

    (d)(4) Form of Letter from VSEG Acquisition Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

    (d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

    (d)(6) Form of Letter to Participants in the Spelling Entertainment Group Inc. 401(k) Savings Plan.

    (d)(7) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

    (d)(8) Summary Advertisement as published in THE WALL STREET JOURNAL on May 21, 1999.*

    (d)(9) Press Release issued by Viacom Inc. on May 17, 1999.*

    (e) Section 262 of the Delaware General Corporation Law (attached as
Schedule III to the Offer to Purchase).*

    (f) Not applicable.

------------------------

* Incorporated by reference to the Statement on Schedule 14D-1 filed by Parent, Purchaser, and Viacom on May 21, 1999.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 1999

                                              VIACOM INTERNATIONAL INC.

                                              By:        /s/ MICHAEL D. FRICKLAS
                                                         -----------------------------------------
                                                         Name: Michael D. Fricklas
                                                         Title: Senior Vice President
                                                         and General Counsel

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 1999

                                              VSEG ACQUISITION INC.

                                              By:        /s/ MICHAEL D. FRICKLAS
                                                         -----------------------------------------
                                                         Name: Michael D. Fricklas
                                                         Title: Senior Vice President
                                                         and General Counsel

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 1999

                                              VIACOM INC.

                                              By:        /s/ MICHAEL D. FRICKLAS
                                                         -----------------------------------------
                                                         Name: Michael D. Fricklas
                                                         Title: Senior Vice President
                                                         and General Counsel

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 1999

                                              SPELLING ENTERTAINMENT GROUP INC.

                                              By:        /s/ SALLY SUCHIL
                                                         -----------------------------------------
                                                         Name: Sally Suchil
                                                         Title: Senior Vice President
                                                         and General Counsel

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
(a)          Not applicable.
(b)(1)       Opinion of Lazard Freres & Co. L.L.C. dated May 14, 1999 (attached as Schedule II to the Offer to
             Purchase).*
(b)(2)       Presentation of Lazard Freres & Co. L.L.C. dated May 14, 1999.
(c)(1)       Agreement and Plan of Merger, dated as of May 17, 1999, among Parent, Purchaser and the Company.*
(c)(2)       Form of Optionholders Agreement dated May 16, 1999 between Parent and various holders of Options.
(d)(1)       Form of Offer to Purchase dated May 21, 1999.*
(d)(2)       Form of Letter of Transmittal.*
(d)(3)       Form of Notice of Guaranteed Delivery.*
(d)(4)       Form of Letter from VSEG Acquisition Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees.*
(d)(5)       Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(d)(6)       Form of Letter to Participants in the Spelling Entertainment Group Inc. 401(k) Savings Plan.
(d)(7)       Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(d)(8)       Summary Advertisement as published in The Wall Street Journal on May 21, 1999.*
(d)(9)       Press Release issued by Viacom Inc. on May 17, 1999.*
(e)          Section 262 of the Delaware General Corporation Law (attached as Schedule III to the Offer to
             Purchase).*
(f)          Not applicable.

------------------------

* Incorporated by reference to the Statement on Schedule 14D-1 filed by Parent, Purchaser, and Viacom on May 21, 1999.